May 4, 2009

Reid S. Hooper, Esq.
Larry Spirgel, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Ultra Sun Corp.
File No. 000-53571

Dear Mr. Hooper:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated April 21, 2009, are quoted below and are followed in each case by the Company’s response thereto.

General
Comment No. 1

The Commission File Number designated for you filings submitted under the Securities Exchange Act of 1934 is 000-53571.  Revise the cover page to denote the correct Commission File Number.

Response

The number has been corrected.

Exhibits 31.1 & 31.2 Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Comment No. 2

We note the language you have provided in the certifications required by Exchange Act Rule 13a-14(a) does not match the exact form of the certifications.  Please revise your filing to include certifications with language reflecting the exact form of the certifications as required by Item 601(b)(31) of Regulation S-K.

Response

We have revised the certifications.

Reed Hooper, Esq.
Larry Spirgel, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
May 4, 2009

Exhibit 32.1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Comment No. 3

We note you included the certification required by Exchange Act Rule 13a-14(b) for Princeton Security Technologies, Inc.  Please amend your filing and furnish the certification required by Section 906 of the Sarbanes-Oxley Act of 2002 for the Annual Report on Form 10K of Ultra Sun Corp.  In addition, please advise us how you determined that your disclosure controls and procedures were effective in light of the certifications you filed and furnished as exhibits to your Form 10-K.

Response

We have revised the certification.  We also continue to believe our controls and procedures are adequate and use multiple review processes with independent parties to bolster our controls and procedures.  These independent reviews include having an outside CPA handle all reviews and preparation of our financial statements prior to being delivered to our auditors.  The typographical errors occurred as we were trying to respond to form 10 comments and the requirements to file a form 10K for the first time including edgarization issues.   The typographical errors do not negate the extensive controls and independent reviews we have in place.

Additionally, the Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have further questions or need additional information, please let me know.

Sincerely,
Ultra Sun Corporation

/s/ Neil Blosch
Neil Blosch, CEO